UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 10, 2020

(Date of Report (Date of earliest event reported))

Nico Echo Park, Benefit Corp.

(Exact name of issuer as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1115 W. Sunset Blvd., Ste. 801, Los Angeles, CA	90012
(Address of principal executive offices)	(ZIP Code)

(855) 300-6426

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Establishment of Rent Assistance Program

On April 9, 2020, the board of directors of Nico Echo Park, Benefit Corp. (the “Company”) authorized the establishment of a rent assistance program (the “Program”) for the approximately 120 residents and 4 small businesses across the Company’s three buildings in Echo Park, California.

The Program is being introduced to support community stability and to provide credit support to the residents and commercial tenants of the Company’s buildings who have been impacted by the COVID-19 emergency and who opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Company’s manager’s team.

The Program has three (3) components: security deposits, community rent assistance fund and community wealth grants, each of which are described below in more detail.

Security Deposits

Security deposits that are being held by the Company on behalf of individual residents and commercial tenants may be applied towards rent owing. These funds would be the first monies used under the Program.

Community Rent Assistance Fund

The Company’s sponsor, The Neighborhood Investment Company (Nico), Inc. (“Nico”) has committed up to $150,000 in direct cash assistance to residents and commercial tenants who opt-in to the Program. These funds would be available on a case by case basis for those who have opted in and already applied their security deposit towards rent. Nico will not be reimbursed by the Company for these direct cash assistance payments.

Community Wealth Grants

To provide a longer-term form of support for the community in which the Company owns assets, the Company is offering each family unit or business who either remains current on rent or opts into the Program a one-time grant of $1,000 of common shares of the Company (up to a total of approximately $100,000).

The Company believes that when taken together, this Program will provide a meaningful amount of immediate and longer-term financial support to its residents and commercial tenants who are experiencing hardship as a result of the COVID-19 emergency. As a benefit corporation, the Company has an investment strategy that balances financial returns to shareholders with the non-financial impact on its stakeholders in the following areas:

1.	Increased financial inclusion and wealth creation

2.	Distributed power and stakeholder alignment

3.	Improved environment and quality of life

4.	Neighborhood diversity and stability

5.	Strong local economy

The Company believes that in addition to helping preserve the financial value of that assets, that the investment represented by the Program is supportive of, and in line with, its non-financial objectives.

The adoption of this Program, including the issuance of shares related to the community wealth grant component of the Program, has been unanimously approved by the board of directors of the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated March 30, 2020, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	Nico Asset Management, LLC
Its:	Manager

By:	/s/ Max Levine
Name:	Max Levine
Title:	Chief Executive Officer

Date: April 9, 2020